Filed pursuant to Rule 424(b)(3)
File No. 333-119338

                       November 16, 2007

SUPPLEMENT DATED NOVEMBER 16, 2007 TO PROSPECTUS DATED MARCH 6, 2007

Dear Investor(s):

GRANT PARK FUTURES FUND OCTOBER PERFORMANCE UPDATE

FUND	OCTOBER	2007 YTD		Total NAV	NAV/Unit
Grant Park Futures Fund Class A Units	5.23%	12.67%		$72.8M	$1,309.868
Grant Park Futures Fund Class B Units	5.16%	11.87%		$383.1M	$1,143.739

TRADING ADVISORS	OCTOBER	2007 YTD	% of Fund
Rabar Market Research (Div)	7.76%	21.67%	20%
EMC Capital Management (Classic)	6.02%	12.44%	20%
Eckhardt Trading (Higher Leveraged)	5.85%	27.33%	9%
Graham Capital Management (GDP)	4.81%	11.83%	9%
Winton Capital Management (Div)*	1.68%	5.82%	21%
Saxon Investment Corp (Div)**	–	-4.76%	–
Welton Investment Corp (Gl Dir Port)	6.82%	8.66%	18%
ALL PERFORMANCE REPORTED IS NET OF FEES AND EXPENSES
*Year to date performance of 1.90% through 5/31/2007.  Effective 6/1/2007 the portion of Grant Park’s net assets allocated to Winton Capital Management was reallocated to the Dearborn Select Master Fund SPC – Winton Segregated Portfolio – Class GP.
**Performance through 5/31/2007

Energy positions produced the largest gains for Grant Park during October. Crude oil prices set historical highs above $95 per barrel on growing tensions in the Middle East, a weak U.S. dollar and low supply as a result of weather related disruptions in the Gulf of Mexico.

Long positions in the currency sector reported profits after the U.S. Federal Reserve’s 25 basis-point rate cut sparked a sell-off in the U.S. dollar.  The greenback, which had already come under pressure after a reported drop in September existing home sales, plunged against the euro, Canadian dollar and British pound after the announcement and continued lower on speculation that the central bank might lower rates once more before the end of the year.

The Hong Kong share market traded above the 30,000 level during the month, adding to Grant Park’s gains.  Long positions in the Hang Seng were profitable as Beijing’s decision to allow mainland Chinese to invest abroad sent the index higher.  Domestically, long positions in the Nasdaq-100 index recorded gains on a round of strong earnings reports from the technology sector.

Long positions in gold were profitable after the precious metal reached its highest level in 27 years.  The weaker U.S. dollar and rising energy prices spurred investors to buy gold as protection against the possibility of rising inflation.  Platinum prices also rallied, adding to gains.

555 West Jackson   Suite 600   Chicago, IL 60661   312.756.4450   312.756.4452 fax   800.217.7955
Performance Hotline: 866.516.1574 (Toll Free)   www.dearborncapital.com

Positions in the interest rate sector gained ground, particularly in the foreign markets.  Long positions in the Japanese Government Bond market were profitable after prices rose on flight-to-quality buying on behalf of investors seeking to reduce exposure to the volatility of global equity markets.

Lastly, wheat prices fell during the month, resulting in losses for long positions in the soft/agricultural commodities sector.  The sell-off was influenced by the expectation that recent historically high prices would persuade U.S. farmers to dedicate additional acreage to wheat production.  Additional losses were incurred from longs in the coffee market, where prices fell after rain in Brazil alleviated worries of crop damage following a recent dry spell.

OTHER FUND NEWS
We are updating our March 6, 2007 prospectus and subscription agreement with a new prospectus and subscription agreement anticipated to be dated December 1, 2007.  After December 1, 2007 subscriptions for new or additional units must be submitted only on the new form.  A copy of the new prospectus should be available on our website in early December.

If you have any questions or concerns regarding your account, please do not hesitate to call our offices at (312) 756-4450 or e-mail us at funds@dearborncapital.com.

Sincerely,

David Kavanagh
President

Enclosures

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS
FUTURES TRADING INVOLVES A HIGH DEGREE OF RISK AND IS NOT SUITABLE FOR ALL INVESTORS
THIS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITY FOR SALE, OFFERING BY PROSPECTUS ONLY

Daily fund performance is available on our website at www.dearborncapital.com along with weekly commentary.
Weekly performance information is also available on our performance hotline at (312)788-2272 or (866) 516-1574 (toll free)

555 West Jackson   Suite 600   Chicago, IL 60661   312.756.4450   312.756.4452 fax   800.217.7955
Performance Hotline: 866.516.1574 (Toll Free)   www.dearborncapital.com

GRANT PARK FUTURES FUND, LIMITED PARTNERSHIP
ACCOUNT STATEMENT
(PREPARED FROM BOOKS WITHOUT AUDIT)
FOR THE MONTH ENDED
            OCTOBER 31, 2007

Statement of Income

	Month	Year to Date	Month	Year to Date
	(A Units)	(A Units)	(B Units)	(B Units)
	In US $	In US $	In US $	In US $
Trading Income (Loss):
Realized Trading Income (Loss)	1,835,864	5,045,306	9,636,852	27,337,564
Change in Unrealized Income (Loss)	2,467,350	6,280,679	12,951,659	32,462,759
Brokerage Commissions	(13,714)	(145,341)	(71,988)	(748,210)
Exchange, Clearing Fees and NFA charges	(27,131)	(347,108)	(142,414)	(1,792,068)
Other Trading Costs	(46,710)	(362,265)	(245,193)	(1,876,249)
Change in Accrued Commissions	(5,804)	14,802	(30,469)	75,072

Net Trading Income (Loss)	4,209,855	10,486,073	22,098,447	55,458,868

Other Income:
Interest, U.S. Obligations	92,315	1,053,649	484,583	5,435,739
Interest, Other	184,311	1,634,278	967,489	8,456,182

Total Income (Loss)	4,486,481	13,174,000	23,550,519	69,350,789

Expenses:
Incentive Fees to Trading Managers	410,613	1,365,679	2,155,397	7,199,720
Administrative Fees	15,560	139,986	81,677	723,575
O&O Expenses	12,448	111,988	196,025	1,736,582
Brokerage Expenses	376,549	3,387,650	2,123,609	18,812,980
Illinois Replacement Tax

Total Expenses	815,170	5,005,303	4,556,708	28,472,857

Net Income (Loss)	3,671,311	8,168,697	18,993,811	40,877,932

Statement of Changes in Net Asset Value

Beginning Balance	68,837,834	58,161,220	363,594,429	324,091,775
Additions	1,299,980	16,398,009	4,574,328	52,026,440
Net Income (Loss)	3,671,311	8,168,697	18,993,811	40,877,932
Redemptions	(1,010,984)	(9,929,785)	(4,087,534)	(33,921,113)

Balance at OCTOBER 31, 2007	72,798,141	72,798,141	383,075,034	383,075,034
Total Units Held at End of The Period		55,576.69595		334,932.26835
Net Asset Value Per Unit		1,309.868		1,143.739
Rate of Return	5.23%	12.67%	5.16%	11.87%

To the best of my knowledge and belief the information
contained herein is accurate and complete.
DAVID KAVANAGH, PRESIDENT
FOR DEARBORN CAPITAL MANAGEMENT, LLC
GENERAL PARTNER OF GRANT PARK FUTURES FUND LIMITED PARTNERSHIP